                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)1

                               LIQUID AUDIO, INC.
------------------------------------------------------------------------------------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
------------------------------------------------------------------------------------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   53631T 10 2
------------------------------------------------------------------------------------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
------------------------------------------------------------------------------------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 3, 2001
------------------------------------------------------------------------------------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            NOTE.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

--------------------------------                --------------------------------
CUSIP No. 53631T 10 2                  13D             Page 2 of 9 Pages
--------------------------------                --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,866,366
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,866,366
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,866,366
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                --------------------------------
CUSIP No. 53631T 10 2                  13D             Page 3 of 9 Pages
--------------------------------                --------------------------------

================================================================================
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   1,866,366
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,866,366
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,866,366
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.2%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                --------------------------------
CUSIP No. 53631T 10 2                  13D             Page 4 of 9 Pages
--------------------------------                --------------------------------

            The following constitutes Amendment No. 2 ("Amendment No. 2") to the
Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule
13D as specifically set forth.

  Item 3 is hereby amended and restated as follows:

Item 3.          Source and Amount of Funds or Other Consideration.
                 -------------------------------------------------

                 The aggregate  purchase price of the 1,866,366 Shares of Common
Stock owned by Steel Partners II is $4,341,673. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

   Item 4 is hereby amended to add the following:

                 On October 3, 2001, the Reporting Persons delivered a letter to certain officers and directors of the Issuer questioning the Issuer's failure to contact certain members of Steel Partners II to discuss the future  prospects of the  Issuer  as  promised  during a prior  introductory  telephone  conversation initiated by Mr.  Lichtenstein.  The Reporting Persons also convey to the Issuer the  overwhelming  consensus  they have received from certain  stockholders  and employees  of the Issuer  since the filing of the initial  Schedule 13D that the
Issuer should be sold or liquidated as soon as possible.  The letter is filed as
Exhibit 3 to this Amendment No. 2 to the Schedule 13D and incorporated herein by reference.

                 The Reporting  Persons  continue to believe that the Issuer has not  devised  a viable  business  strategy  and that the  Board  has  failed  to implement a plan that will  maximize or even  maintain  stockholder  value.  The
Reporting  Persons also believe that the Issuer's dismal financial  results will continue to decline unless immediate action is taken. For the quarter ended June
30, 2001,  the Issuer  reported a net loss of over $14  million.  As of June 30,
2001, the Issuer reported an accumulated  deficit of approximately $99.2 million and sales of only approximately $1.5 million per quarter for the two most recent quarters. This poor performance is reflected in the Issuer's current stock price of only $2.13 as of October 5, 2001, 94% below its initial public offering price of $33.63 in December  1999 and over 50% lower than the net cash value per share of $4.57.  Additionally,  the Reporting Persons believe that leading competitors of the Issuer are  consolidating  which will  prevent the Issuer from  competing with more  established  companies such as Yahoo,  Inc.  which recently  acquired
Launch Media, Inc., a leading competitor of the Issuer.

                 Given the poor  performance  of the Issuer since its  inception and  trend  of  consolidation  in  the  industry,  the  Reporting  Persons  have significant  concerns about  management's  ability to implement a  restructuring plan and preserve the Issuer's cash, its primary  asset.  The Reporting  Persons believe that the Board should

--------------------------------                --------------------------------
CUSIP No. 53631T 10 2                  13D             Page 5 of 9 Pages
--------------------------------                --------------------------------

take immediate  steps to  substantially  reduce  operating  expenses,  including research and development  expenses,  and to sell the Issuer or its assets to the highest bidder.

                 In order to  facilitate  a sale of the  Issuer,  the  Reporting
Persons have urged the Board to establish a committee of  independent  directors for the purpose of engaging a nationally  recognized  investment bank and redeem the rights distributed  pursuant to the Issuer's 2001 Stockholders  Rights Plan,
commonly  known  as  a  "poison  pill."  The  Reporting   Persons  have  already
communicated  to the Board  that if the  poison  pill is not  terminated  by the
Board, the Reporting Persons will submit a stockholder proposal for inclusion in the Issuer's  proxy  material  for the 2002 Annual  Meeting of  Stockholders  to terminate the poison pill.

   The second paragraph of Item 5(a) is hereby amended and restated as follows:

                 As of the close of business on October 5, 2001,  Steel Partners
II   beneficially   owned  1,866,366   Shares  of  Common  Stock,   constituting
approximately  8.2% of the Shares  outstanding.  Mr.  Lichtenstein  beneficially
owned  1,866,366  Shares,   constituting   approximately   8.2%  of  the  Shares
outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 1,866,366 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

   Item 5(c) is hereby amended to add the following:

                 (c)  Schedule A annexed  hereto lists all  transactions  in the
Issuer's Common Stock by the Reporting Persons since the filing of Amendment No.
1 to the Schedule 13D through October 5, 2001.

   Item 7 is hereby amended to add the following exhibit:

          3.     Letter from Steel  Partners  II, L.P. to certain  officers  and directors of Liquid Audio, Inc., dated October 3, 2001.

--------------------------------                --------------------------------
CUSIP No. 53631T 10 2                  13D             Page 6 of 9 Pages
--------------------------------                --------------------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   October 5, 2001                     STEEL PARTNERS II, L.P.

                                             By:  Steel Partners, L.L.C.
                                                  General Partner

                                             By: /s/ Warren G. Lichtenstein
                                                 ---------------------------
                                                 Warren G. Lichtenstein
                                                 Chief Executive Officer

                                             /s/ Warren G. Lichtenstein
                                             ---------------------------
                                             WARREN G. LICHTENSTEIN

--------------------------------                --------------------------------
CUSIP No. 53631T 10 2                  13D             Page 7 of 9 Pages
--------------------------------                --------------------------------

                                   SCHEDULE A

                 Transactions in the Shares Since the Filing of
                 ----------------------------------------------
                       Amendment No. 1 to the Schedule 13D
                       -----------------------------------

Shares of Common Stock               Price Per                 Date of
      Purchased                      Share($)                 Purchase
     -----------                    ----------               ----------

                             STEEL PARTNERS II, L.P.
                             -----------------------

        100,000                      2.08090                   9/27/01

                               WARREN LICHTENSTEIN
                               -------------------
                                      None

--------------------------------                --------------------------------
CUSIP No. 53631T 10 2                  13D             Page 8 of 9 Pages
--------------------------------                --------------------------------

                                  EXHIBIT INDEX

Exhibit                                                           Page
-------                                                           ----
1.          Joint Filing Agreement, dated July 26,                  -
            2001 (previously filed).

2.          Letter from Steel Partners II, L.P. to                  -
            the Board of Directors of Liquid
            Audio, Inc., dated September 10, 2001
            (previously filed).

3.          Letter from Steel Partners II, L.P. to                  9
            certain officers and directors of
            Liquid Audio, Inc., dated October 3,
            2001.

--------------------------------                --------------------------------
CUSIP No. 53631T 10 2                  13D             Page 9 of 9 Pages
--------------------------------                --------------------------------

                             STEEL PARTNERS II, L.P.
                              150 EAST 52ND STREET
                                   21ST FLOOR
                            NEW YORK, NEW YORK 10022
                                    --------
                               TEL (212) 813-1500
                               FAX (212) 813-2198

October 3, 2001

Silvia Kessel
Ann Winblad
Gerald Kearby
Robert Flynn
Liquid Audio, Inc.
800 Chesapeake Drive
Redwood City, California 94603

It was nice speaking with you last week. I am extremely  disappointed  that once again you have not  returned  numerous  phone  calls  from the  members of Steel
Partners,  as  promised on our phone call last week.  We were  expecting a phone call, a meeting, and a draft confidentiality agreement.

As we  discussed,  Steel  Partners  II,  L.P.  has  been  involved  in  over  80 transactions  during our 11 years in business.  Since the filing of our Form 13D
(which included our previous letter to the Board of Directors), we have received numerous  calls  from  disgruntled  shareholders  and  employees.  Never have we received  as many phone calls from  fellow  stakeholders  as we have with Liquid
Audio.  The  overwhelming  consensus from the  shareholders  is that the company should  be sold or  liquidated  as soon as  possible  with a  maximum  effort to minimize the cash drain.

We would very much like to sit down with the  company's  Board of Directors  and senior  management  to share what we learned  and to see if there's a way we can work  together  to  maximize  the value of the company in the short term for all shareholders.

I can be reached at 212-813-1500 and would welcome a call from each one of you.

Respectfully,

/s/ Warren Lichtenstein
----------------------
Warren Lichtenstein

cc: Steve Wolosky